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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                         13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                              (AMENDMENT NO. _____)

                    INTERAMERICAS COMMUNICATIONS CORPORATION


                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    45841910

                                 (CUSIP Number)

                               Andrew Hulsh, Esq.
                                Baker & McKenzie
                         701 Brickell Avenue, Suite 1600
                              Miami, Florida 33131
                                 (305) 789-8985

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 1998
                                -----------------

             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

                         (Continued on following pages)

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CUSIP No. 45841910                                           (Page 2 of 4 Pages)

1.       Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
         Person:

         Patricio E. Northland

2.       Check the Appropriate Box if a Member of a Group
         (a)[ ]           (b)[ ]

3.       SEC Use Only

4.       Source of Funds   SC

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6.       Citizenship or Place of Organization        United States

         Number of shares beneficially owned by each reporting person with:

7.       Sole Voting Power                  2,138,000 shares of Common Stock

8.       Shared Voting Power                0

9.       Sole Dispositive                   2,138,000 shares of Common Stock

10.      Shared Dispositive Power           0

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person     2,138,000 shares of Common Stock

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11     6.6%

14.      Type of Reporting Person           IN


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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock"), of InterAmericas Communications Corporation (the "Company") which is beneficially owned by Patricio E. Northland (the "Reporting Person"). The Company's principal executive offices are located at 2600 Douglas Road, Suite 501, Miami, Florida 33134.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Patricio E. Northland

(b)      2600 Douglas Road, Suite 501
         Miami, Florida 33134

(c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Company. The Reporting Person's business address is 2600 Douglas Road, Suite 501, Miami, Florida 33134.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 2,318,000 shares of Common Stock. The Reporting Person received the shares of Common Stock identified in this Statement from the Company in consideration for his services to the Company as its Chairman of the Board, President and Chief Executive Officer pursuant to his Employment Agreement dated as of October 7, 1997 between the Company and the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person was issued 600,000 shares of Common Stock and granted options to purchase 1,538,000 shares of Common Stock by the Company pursuant to his Employment Agreement dated as of October 7, 1997 between the Company and the Reporting Person in consideration of his services to the Company as its Chairman of the Board, President and Chief Executive Officer. The Reporting Person may receive from the Company from time to time additional shares of Common Stock or options or warrants to purchase shares of Common Stock. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in the Common Stock. The Reporting Person reserves the right to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors, including but not limited to factors related to the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other





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investment opportunities. Except as described above, the Reporting Person has no specific plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of this Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 12, 1998, the Reporting Person beneficially owned an aggregate of 2,138,000 shares of Common Stock (including options held by the Reporting Person to purchase 1,538,000 shares of Common Stock which are fully vested). The Reporting Person beneficially owns 6.6% of the total number of outstanding shares of Common Stock (which includes the total number of options and warrants to purchase shares of Common Stock issued by the Company which are currently exercisable or exercisable within 60 days of the date hereof).

         (b) The Reporting Person is entitled to vote on all matters presented to a vote of stockholders of the Company. The Reporting Person has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 2,138,000 shares of Common Stock identified in this Statement.

         (c) Options to purchase 1,000,000 shares of Common Stock have an exercise price of $2.81 per share and expire on October 31, 2006. Options to purchase 200,000 shares of Common Stock have an exercise price of $2.13 per share and expire on October 6, 2007. Options to purchase 100,000 shares of Common Stock have an exercise price of $4.00 per share and expire on October 6, 2007. Options to purchase 238,000 shares of Common Stock have an exercise price of $4.40 per share and expire on October 6, 2007.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 12, 1998                            /s/ Patricio E. Northland
                                                     -------------------------
                                                     Patricio E. Northland







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